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September 29, 2005	LANCE W. BRIDGES (858) 550-6019 lbridges@cooley.com

Securities and Exchange Commission – Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark P. Shuman, Esq.
Branch Chief - Legal
Division of Corporate Finance

Re:	Captiva Software Corporation
Registration Statement on Form S-3
Filed September 2, 2005
File No. 333-128105

Annual Report on Form 10-K for December 31, 2004
Filed March 15, 2005
File No. 0-22292

Dear Mr. Shuman:

On behalf of Captiva Software Corporation (the “Company”), we are electronically transmitting a conformed copy of Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-3 (File No. 333-128105), marked to show changes from the Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on September 6, 2005 (the “Registration Statement”). In addition, we are providing via express delivery four copies of the Amendment, marked to show changes from the Registration Statement as filed on September 6, 2005, and four copies of this letter.

The Company is filing the Amendment in response to your letter of September 21, 2005 setting forth the Staff’s comments regarding the above referenced filings. The following responses to your comments have been provided by the Company, and for your convenience we have included the Staff’s comments in bold typeface before each response.

The Company would like to amend the Registration Statement to make it effective as soon as possible. Accordingly, the Staff’s timely response to this letter is appreciated. Please let us know if there is anything else we can do to facilitate your review.

Securities and Exchange Commission

September 29, 2005

Page Two

Form S-3

Selling Security Holders, pages 9-10

1.	Comment: Please revise the disclosure in this section to list the selling security holders as of the date of the registration statement or of the most recent amendment and not as of July 31, 2005. In this regard, please see Item 507 of Regulation S-K and, by analogy, Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure in the selling security holder section to speak as of September 23, 2005, the most recent practicable date such information is available to the Company.

Form 10-K

Item 9A. Controls and Procedures, pages 34-35

2.	Comment: We note your statement that your disclosure controls and procedures were “adequate and sufficient to ensure…” Please confirm, if true, that your disclosure controls and procedures were “effective.” If you can not so confirm, please tell us why your disclosure controls and procedures were not effective. If applicable, please also confirm that you will make similar disclosures in your future filings. In this regard, please see Item 307 of Regulation S-K and Rule 13a-15(b) of the Securities and Exchange Act of 1934.

Response: The Company hereby confirms that its management concluded, based on an evaluation regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004, that the Company’s disclosure controls and procedures were effective as of December 31, 2004. The Company also confirms that in its future filings with respect to any period for which management concludes that the Company’s disclosure controls and procedures are effective, it will disclose management’s conclusion that the Company’s disclosure controls and procedures were effective.

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Securities and Exchange Commission

September 29, 2005

Page Three

We trust that you will find the foregoing responsive to your comments. Please direct any questions or comments regarding this filing to Jason Conger or me. My phone number is (858) 550-6019, and Mr. Conger’s phone number is (858) 550-6039.

Sincerely,

COOLEY GODWARD LLP

/S/ Lance W. Bridges
Lance W. Bridges

cc:	Reynolds C. Bish, Captiva Software Corporation
Rick E. Russo, Captiva Software Corporation
William Bradford Weller, Captiva Software Corporation